Exhibit 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 5 to Registration Statement No. 333-169533 on Form S-11 of our report dated February 19, 2013 related to the Statement of Revenues and Certain Operating Expenses of MT Brooklyn NY for the year ended December 31, 2011 (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the purpose and basis of presentation of the Statement) appearing in the Current Report on Form 8-K/A of Cole Credit Property Trust IV, Inc. filed with the U.S. Securities and Exchange Commission on February 20, 2013, and to the reference to us under the heading “Experts” in the Prospectus, which is part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona

April 10, 2013